HODGES MUTUAL FUNDS 2905 Maple Avenue, Dallas, TX

REMINDER

Dear Valued Shareholder,

We need your help. We recently mailed to you proxy materials for the upcoming August 30th special meeting of shareholders of the Hodges Mutual Funds. You are a significant shareholder, and your proxy vote is critical. If you have not yet cast your important proxy vote, please help us by doing so today. We’ve enclosed another copy of your proxy card for your convenience.

As described in detail in the proxy statement, shareholders of the Fund are being asked to consider and vote to approve an Agreement and Plan of Reorganization, under which all of the assets of the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund and Hodges Blue Chip Equity Income Fund, each a series of Professionally Managed Portfolios will be reorganized into the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund and Hodges Blue Chip Equity Income Fund, respectively, each a newly created series of Northern Lights Fund Trust II. Please refer to the combined Proxy Statement/Prospectus, which can be found at: https://vote.proxyonline.com/hodgesfunds/docs/special2023.pdf

The Board of Trustees of your Fund believes that the proposal is in the best interests of shareholders and recommends that shareholders vote “FOR” the proposal.

If you have any proxy related questions, please call 1-866-796-7178 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

Please help us by casting your vote today.

Respectfully,

/s/ Craig Hodges

Craig Hodges

Portfolio Manager for Hodges Fund,

Hodges Small Cap Fund,

Hodges Small Intrinsic Value Fund

and Hodges Blue Chip Equity Income Fund

Hodges Capital Management, LLC

How do I vote? There are three convenient methods for casting your important vote:

1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2. Vote online: You may cast your vote by visiting the web address located on the attached proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

OBO

HODGES MUTUAL FUNDS 2905 Maple Avenue, Dallas, TX

REMINDER

Dear Valued Shareholder,

We need your help. We recently mailed to you proxy materials for the upcoming August 30th special meeting of shareholders of the Hodges Mutual Funds. You are a significant shareholder, and your proxy vote is critical. If you have not yet cast your important proxy vote, please help us by doing so today. We’ve enclosed another copy of your proxy card for your convenience.

As described in detail in the proxy statement, shareholders of the Fund are being asked to consider and vote to approve an Agreement and Plan of Reorganization, under which all of the assets of the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund and Hodges Blue Chip Equity Income Fund, each a series of Professionally Managed Portfolios will be reorganized into the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund and Hodges Blue Chip Equity Income Fund, respectively, each a newly created series of Northern Lights Fund Trust II. Please refer to the combined Proxy Statement/Prospectus, which can be found at: https://vote.proxyonline.com/hodgesfunds/docs/special2023.pdf

The Board of Trustees of your Fund believes that the proposal is in the best interests of shareholders and recommends that shareholders vote “FOR” the proposal.

If you have any proxy related questions, or would like to cast your vote by phone, please call 1-866-796-7178 for assistance. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

Please help us by casting your vote today.

Respectfully,

/s/ Craig Hodges

Craig Hodges

Portfolio Manager for Hodges Fund,

Hodges Small Cap Fund,

Hodges Small Intrinsic Value Fund

and Hodges Blue Chip Equity Income Fund

Hodges Capital Management, LLC

How do I vote? There are four convenient methods for casting your important vote:

1. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-866-796-7178. Representatives are available Monday through Friday 9 a.m. to 10 p.m. Eastern time.

2. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

3. Vote online: You may cast your vote by visiting the web address located on the attached proxy card(s) and following the instructions on the website.

4. Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided.

NOBO/registered